UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

Intapp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45827U109

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116
(617) 790-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 1 of 7 pages

1	Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,917
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,917
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,917
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 2 of 7 pages

1	Names of Reporting Persons Great Hill Equity Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,299,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,299,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,299,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 3 of 7 pages

1	Names of Reporting Persons Great Hill Partners GP IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,299,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,299,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,299,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 4 of 7 pages

1	Names of Reporting Persons GHP IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,299,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,299,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,299,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2021 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Director Resignation

Effective May 2, 2024, Christopher Gaffney and Derek Schoettle resigned as directors of the Issuer.

Sales Pursuant to the 10b5-1 Plan

On May 8 and May 9, 2024, pursuant to the 10b5-1 Plan previously disclosed in Amendment No. 4, Great Hill Equity Partners IV, L.P. (“GHEP IV”) and Great Hill Investors, LLC (“GHI”) disposed of 1,403,581 and 5,040 shares of Common Stock, respectively, in a series of open market transactions at prices ranging from $35.00 to $37.42 per share. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below.

The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission or the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Entity	Date	Equity Shares Disposed Of	Weighted Average Price per Share
Great Hill Equity Partners IV, L.P.	May 8, 2024	1,087,914	$35.6996
Great Hill Investors, LLC	May 8, 2024	3,907	$35.6997
Great Hill Equity Partners IV, L.P.	May 9, 2024	315,667	$37.1315
Great Hill Investors, LLC	May 9, 2024	1,133	$37.1315

CUSIP No. 45827U109	13D	Page 6 of 7 pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 5, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 73,430,522 shares of Common Stock outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	18,917	*	18,917	0	18,917	0
Great Hill Equity Partners IV, L.P.	5,299,483	7.2%	0	5,299,483	0	5,299,483
Great Hill Partners GP IV, L.P.	5,299,483	7.2%	0	5,299,483	0	5,299,483
GHP IV, LLC	5,299,483	7.2%	0	5,299,483	0	5,299,483

* Less than 0.1%

GHI is the record holder of 18,917 shares of Common Stock. GHEP IV is the record holder of 5,266,713 shares of Common Stock. Pursuant to its amended and restated limited partnership agreements, GHEP IV may also be deemed to beneficially own (i) 16,385 shares of Common Stock held of record by Christopher Gaffney, and (ii) 16,385 shares of Common Stock held of record by Derek Schoettle. Each of Christopher Gaffney, who serves as Manager of GHI and GHP IV, and Derek Schoettle, who serves as Growth Partner of Great Hill Partners, L.P., served on the board of directors of the Issuer until May 2, 2024.

GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the managers of GHP IV. Voting and investment determinations with respect to the securities held of record by GHI are made by the managers of GHI. As such, each of the foregoing entities, the managers of GHP IV and the managers of GHI may be deemed to share beneficial ownership of the securities held of record by GHEP IV and GHI. Each of them disclaims beneficial ownership of any such securities, and the filing of this Amendment No. 5 shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)        None.

CUSIP No. 45827U109	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 10, 2024

Great Hill Investors, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners IV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Partners GP IV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP IV, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory